







Tanzanian Gold corporation

Corporate Presentation

April 2020

Cautionary Note

Tanzanian Gold Corporation ("**Tanzanian Gold**" or the "**Company**"), has taken all reasonable care in producing and publishing information contained in this presentation. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this presentation. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Peter Zizhou, P.Geo is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. Certain information contained in the presentation has been obtain from the Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa as filed with the SEC and on Sedar and the information contained in this presentation is qualified in its entirety to the Technical Report.

The Toronto Stock Exchange and NYSE American have not reviewed the information on our website and do not accept responsibility for the adequacy or accuracy of it.

Forward-Looking Statements

This presentation contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although Tanzanian Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold's Form 20-F for the year ended August 31, 2019, as amended, as filed with the SEC.

The information contained in this presentation is as of the date of the presentation and Tanzanian Gold assumes not duty to update such information.

Cautionary note to U.S. Investors

US Investors are cautioned that the reserve estimates disclosed in this presentation have been calculated pursuant to Canadian standards, and may not be considered "reserves" by the U.S. Securities and Exchange Commission ("SEC"). The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Tanzanian Gold uses certain terms in this presentation, such as "inferred" or "indicated" resources which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource", "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.

For clarification, we do not own nor control properties that contain "Proven (Measured) Reserves" or "Probable (Indicated) Reserves" as defined by SEC securities regulations.

Emerging Gold Producer with Substantial Growth Potential

- Advancing the permitted, PFS-stage Buckreef Gold Project in Tanzania under a 55%/45% JV with STAMICO (Tanzanian State mining company)

- 2018 PFS demonstrates potential for a long-life, low-cost open pit mining operation with a financeable capital cost
  - 16-year mine producing ~51K oz of gold per year at an AISC of US$763/oz Au and an initial capex of US$76.5M. After-tax $NPV_{5\%}$ of US$198M and IRR of 132% at US$1,500/oz gold price

- Recently doubled open pit mineable, M&I resources at the core Buckreef Shear Deposit to 2.34M oz Au at 1.59 g/t Au at a low discovery cost (~US$6/oz)

- Phase III drill program expected to materially expand higher-grade resources at depth
  - Exploration target of 29M to 41M tonnes containing 1.2M to 2.2M oz of gold

- Initial mining of high-grade, near-surface oxide gold resources to begin in May 2020

- The upcoming feasibility study to evaluate an open pit and potentially an underground operation with double the 1.5M tpy throughput used in the 2018 PFS

- Long operating history in Tanzania with excellent relationships with all key stakeholders at the local, regional and national level

Capital Structure

Tickers	NYSE:TRX, TSX:TNX
Share Price (April 18, 2020)	US$0.54 (C$0.75)
52-Week Range	US$0.36-US$1.20 (C$0.55-C$1.56)
Basic Shares Outstanding	160.4M
Options	7.3M[1]
Warrants	4.3M[2]
FD Shares Outstanding	172.0M
Market Capitalization (Basic)	US$86.6M (C$120.3M)
Cash	US$4.3M (C$6.0M)
Debt	US$8.5M (C$11.9M)[3]
Enterprise Value (Basic)	US$90.7M (C$126.1M)

1. Includes 7,352,000 options outstanding with a weighted average exercise price of C$0.41 and a weighted average remaining life of 6.5 years
2. Includes 4,305,758 warrants outstanding with a weighted average exercise price of US$1.09 and a weighted average remaining life of 1.4 years
3. Includes C$6.5M in gold loans maturing within one year that carry an annual interest rate of 8% (payable quarterly) and are convertible into common shares at prices ranging from US$0.34 to US$0.39. The gold loans are repayable at the option of the lenders through the payment of either cash, gold or company shares. Also includes C$5.2M in convertible loans maturing within one year that carry an annual interest rate of 8% (payable quarterly) and are convertible into common shares at prices ranging from US$0.27 to US$0.60

NTD: company to provide shareholder information

Share Price (NYSE:TRX) and Total Volume on the NYSE & TSX (Last 12 Months)



Share Price (US$)
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
NYSE + TSX Volume (millions)
2.00
1.50
1.00
0.50
0.00
Apr-19
Jun-19
Aug-19
Oct-19
Dec-19
Feb-20
Volume
Price

Proven Leadership Team

Jim Sinclair Executive Chairman

- Became Chairman in April 2002
- Founder of the Sinclair Group of Companies (full brokerage financial services provider)
- Acted as Precious Metals Advisor to Hunt Oil and the Hunt family from 1981 to 1984 for the liquidation of their silver position
- Previously a general partner and member of the executive committee of two NYSE firms as well as the President of Sinclair Global Clearing Corporation (commodities clear firm) and Global Arbitrage (metals and currencies derivatives dealer)
- Chairman of Sutton Resources from 1989 to 1995

Jeffrey Duval Chief Executive Officer

- Licensed General Engineering Contractor with over 25 years of experience working with construction firms in the U.S. southwest
- Instrumental in the obtaining the Special Mining License for the Buckreef Project from the Ministry of Energy and Minerals
- Led the team managing the design, planning and development of the new gravity/CIL process plant at the Buckreef Project

Marco Guidi (B.Com (Hons), CA) Chief Financial Officer

- Chartered Accountant with extensive experience advising publicly listed and private junior mining and technology companies
- CFO of several junior mining companies including MinKap Resources Inc. and Veta Resources Inc.

Donna Moroney Corporate Secretary

- Over 30 years of experience in regulatory and corporate compliance in Canada and the U.S., and as a senior officer for various public companies
- President of Wiklow Corporate Services Inc., a Vancouver company that provides corporate secretarial services and other services to public companies

Dr Norman Betts (PhD, FCA) Director

- Associate professor, Faculty of Business Administration, University of New Brunswick (UNB) and a Chartered Accountant Fellow (FCA)
- Chairman of Starfield Resources Inc. and a director and member of the audit committees of Tembec Inc., New Brunswick Power Corporation, Export Development Canada and Adex Mining Inc.
- Co-Chair of the board of trustees of the UNB Pension Plan for academic employees
- Former Finance Minister and Minister of Business for the Province of New Brunswick
- Awarded a PhD in Management from the School of Business at Queen's University in 1992

Dr William Harvey (PhD, FCA) Director

- Clinical Psychologist with over 30 years as a consultant and technical expert in substance abuse and mental health in the U.S.
- Previously, an Adjunct Professor in the Department of Sociology at Washington University and a Senior Research Scientist at the Missouri Institute of Mental Health, University of Missouri
- Key in building stakeholder relationships at a local level

Ulrich Rath (B.Sc. (Hon), M.Sc. (Geol)) Director

- Over 30 years of experience in the mining industry across North and South America and in South Africa
- Former President, CEO and Director of Chariot Resources Ltd.
- Former CEO and Director of Compania Minera Milpo
- Former VP, Corporate Development for Rio Algom Ltd.

Rosalind Morrow (B.A., B.Ed., A.R.C.T., LL.B.) Director

- Corporate and securities lawyer with emphasis on government and structured finance, corporate governance and M&A
- Former member of the Securities Advisory Committee for the Ontario Securities Commission
- Lead external counsel to the Canada Mortgage and Housing Corporation on over C$250 billion in fully underwritten bonds
- Since 2008, has represented the Canadian federal government on its C$125 billion Insured Mortgage Purchase Program

Portfolio of Projects in Tanzania

Operating in One of the Largest Greenstone Belts in the World



LOCATION OF TRE LICENCES ON LAKE VICTORIA GREENSTONE BELT
BUCKREEF PROJECT
ITETEMIA PROJECT
LUHALA PROJECT
KIGOSI PROJECT

Buckreef Project (55%)
- Flagship project
- Recently doubled M&I resource of main deposit to 2.34M oz Au at 1.59 g/t Au
- Phase III drill program expanding higher grade resource at depth
- Near-term, high-grade oxide gold production
- Upcoming Feasibility Study evaluating double the throughput of the 2018 PFS

Itetemia (90%)
- Steeply dipping (70°-80°), 8-20 m thick shear zone over a 600 m strike and 650 m depth
- NI 43-101 resource estimate of 422K oz Au at 3.10 g/t Au
- Appealing government decision to reject Mining License

Luhala (100%)
- Gold hosted in five anomalous hilltop zones
- NI 43-101 resource estimate of 112K oz Au at 1.87 g/t Au

Buziba Project (55%)
- 25 km east of Buckreef Project
- Up to 200 m thick, 2,500 m long E-W trending gold zone (up to 230 m depth)
- NI 43-101 resource estimate of 1.59M oz Au at 1.00 g/t Au
- Submitted application for a Mining Lease

Kigosi Project (85%)
- Four reef deposits have been drilled
- Historic SAMREC resource estimate of 408K oz Au at 0.99 g/t Au
- Only 1.9 km of 5 km long system has been drilled. Additional 7 km long gold-in-soil anomaly requires follow-up
- Indications that government is loosening mining restriction



GABON
REPUBLIC OF THE CONGO
CONGO (DRC)
KENYA
TANZANIA
ANGOLA
ZAMBIA
ZIMBABWE
NAMIBIA
BOTSWANA
MOZAMBIQUE
MADAGASCAR
SOUTH AFRICA

Buckreef Gold Project

Overview

Ownership	• 55% Tanzanian Gold (operator) • 45% STAMICO (Tanzanian State mining company) • 6% gross value royalties payable to the State
Location	• ~45 km SW of Geita and ~110 km SW of Mwanza City • Accessible by ferry and all-weather gravel roads • Deposits are hosted over a 16.04 km^2 of special mining license (valid to June 16, 2027) – Fully licensed for mining and extraction of gold • Additional 33.2 km^2 under prospecting licenses
History	• Tanzanian State operated the Buckreef underground mine. Produced ~12,000 oz Au from 1982 - 1992 • Project was owned prior to July 2009 by IAMGOLD – Completed 30,000 soil samples, 202K m of RC drilling, 124K m of aircore drilling and 28K m of diamond core drilling • Entered into JV with STAMICO in October 2011
Geology & Mineralization	• Eastern portion of the E-W trending Archean Rwamagaza Greenstone Belt within the Lake Victoria Goldfields (LVG) of the Tanzanian Craton • Four orogenic gold deposits (Buckreef Shear, Bingwa, Tembo and Eastern Porphyry) • Gold mineralization is non-refractory and hosted in both fresh and oxide material with small amounts of fine-grained pyrite and grey quartz veining
Global Reserves & Resources	• P&P reserves: 951K oz Au at 1.54 g/t Au • M&I resources: 2,501K oz Au at 1.60 g/t Au • Inferred resources: 122K oz Au at 0.32 g/t Au
2018 PFS	• 1.5M tpy open pit and processing operation • 16-year mine life with average annual production of 51,375 oz Au at an AISC of US$763/oz Au • After-tax $NPV_{5\%}$ of US$198M and IRR of 132% at a US$1,500/oz gold price









Buckreef Gold Project

2018 Prefeasibility Study

- Announced on July 30, 2018
- Envisions a simple and conventional open pit and processing operation with a staged ramp-up to a 1.5M tpy by year 4
  - Mining of four open pits over the Buckreef (85% of LOM ore), Bingwa, Eastern Porphyry and Tembo deposits
  - Processing comprised of crushing, grinding, gravity concentration and Carbon-in-Leach
  - Initial processing rates of 60 tph in years 1-2, with upgrades to 120 tpd in year 3 and 180 tph in year 4
- Does not factor
  - Results from Phase I, II and III drill programs
  - Doubling of M&I open pit resources of the Buckreef Shear Deposit
  - Substantial higher-grade resources amenable to underground mining below the pit
- **Illustrative of the impressive economic potential of a financeable open pit operation**

Highlights of the June 2018 PFS (100% Basis)

Mine Life	• 16 years
LOM Ore	• 19.2M tonnes at 1.54 g/t Au • 8% oxide, 8% transition and 84% sulphide
Annual Ore Throughput	• Years 1-2: 0.49M tpy • Years 3-4: 0.97M tpy • Years 4-16: 1.50M tpy
Strip Ratio	• 9.52:1 (waste:ore)
Recovery Rates	• 92.3% for oxide material • 85.0% for sulphide material
Gold Production	• 822,000 oz over life of mine • Average of 51,375 oz per year
Operating Costs	• Cash cost: US$735/oz Au • AISC: US$763/oz Au
Capital Expenditures	• Initial: US$76.5M (15% contingency) • LOM sustaining: US$22.95M • Closure costs: US$4.5M

Project Economics

Gold Price (US$/oz)	After-tax $NPV_{5\%}$ (US$M)	After-Tax IRR
$1,100	$65	39%
$1,200	$97	55%
$1,300	$131	74%
$1,400	$164	98%
$1,500	$198	132%

NI 43-101 Compliant Reserve Estimate[1]

Category	Tonnes	Grade (g/t Au)	Contained (oz Au)
Proven stockpiles	119,726	1.86	7,160
Proven	9,352,183	1.72	517,358
Probable	9,730,764	1.36	426,492
P&P reserves	**19,202,673**	**1.54**	**951,010**

1. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of June 26, 2018. Based on following:
   - Pit shell based on a US$1,300/oz gold price and a 0.38 g/t Au cut-off grade
   - Mining, processing and labour costs of US$19.00, US$10.24 and US$1.98 per tonne of ore
   - Recoveries of 92.3% for oxide material and 85.0% for sulphide material

Buckreef Gold Project

Buckreef Shear Deposit Following Phase II Drill Program

- Completion of Phase II drilling concluded the most extensive year of drilling in the Company's history
  - 60 holes, 17,650 m drilled in 2019
- Final drill hole extended the Buckreef shear deposit in the Northern Extension by 300 m along strike
  - BMRCD298: 31 m at 2.45 g/t Au from 650 m
  - BMRCD308: 50.0 m at 1.8 g/t Au from 315 m, including 7.0 m at 3.9 g/t Au
- Buckreef Shear Deposit now extends over a strike length of at least 1,200 m
- Deposit remains open to the northeast and down dip (focus of Phase III drill program)
- Resource model now includes almost 1,000 drill holes and over 140,000 m drilled



Northeast Extension
Main Zone
South Zone
Buckreef head shaft
1,200 m strike length

Summary of the 2019 Drill Program

Type	Holes	Meters drilled
Diamond drilling (DD)	8	8,042
Reverse circular (RC) precollar	15	2,713
RC	43	6,733
Met (DD)	1	162
Total Phase I & II	60	17,650
Grade control (RC)	79	1,975
Combined		**19,625**

Buckreef Gold Project

March 2020 Resource Estimate for the Buckreef Shear Zone

- M&I gold resources for the Buckreef Shear Zone more than doubled compared to the previous estimate
  - Assuming a 0.5 g/t Au cut-off grade
- Incorporates the results of the 2019 Phase I and II drill program (52 holes, 17,650 m)
  - Phase I: 15-hole infill drilling of the PFS open pit to convert inferred to M&I resources
  - Phase II: 37-hole expansion drilling extended shear zone by >200 m along strike and to 950 m depth
- Low discovery cost of only US$6/oz Au

NI 43-101 Resource Estimate for the Buckreef Shear Zone (0.5 g/t Au cut-off)



Gold Resources (million oz)
2.50
2.00
1.50
1.00
0.50
0.00
December 2011
April 2014
May 2018
March 2020
M&I
Inferred

NI 43-101 Compliant Resource Estimate for the Buckreef Shear Zone (0.4 g/t Au cut-off)[2]

Category	Tonnes	Grade (g/t Au)	Contained (oz Au)
Measured	35,871,600	1.74	2,010,780
Indicated	10,010,350	1.03	331,870
M&I	45,881,950	1.59	2,342,650
Inferred	9,926,300	0.63	39,190

1. Assuming a 0.50 g/t Au cut-off grade, the current M&I resource is 40.9M tonnes at 1.73 g/t Au containing 2.27M oz Au. At the same cut-off grade, the June 26, 2018 M&I resource estimate was 22.0M tonnes at 1.54 g/t Au containing 1.09M oz Au
2. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of March 16, 2020. Notes and key assumptions are as follows:
   - Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
   - All resources below 540mRL classified as inferred resources
   - Estimates over variable widths of 3m to 40m
   - Bulk Density ranges 2.0g/cm³ to 2.8g/cm³

Buckreef Gold Project

3-Pronged Exploration & Development Strategy

3D representation of Phase III drill program



- Phase III testing the extension of gold mineralization below the bottom of the pit drilled following Phase II
- Evaluating potential to add higher-grade underground mining to the proposed PFS open pit

Drill rig conducting grade control drilling



- Grade control drilling, rock strength and metallurgical testing to continue advancing the larger project through feasibility

Leveling of ROM pad in preparation of small-scale open pit mining



- Small-scale (15 tph) open pit, heap leach operation focused on high-grade, near-surface oxide ore

Buckreef Gold Project

Phase III Drill Program

- Excellent potential to materially expand the Buckreef Shear deposit at depth at both the Main Zone and Northeast Extension
  - Exploration target is conceptual in nature and based on 5 isolated drill holes and assumed extensions of mineralized structures at depth
- Phase III drill program (commended in late February 2020) to test high-grade structures at depth below Phase II drilling
- Initial Phase III drill results have been highly promising
  - First hole (BMRCD309) showed near-surface mineralization at the Main Zone to vertical depths of at least 500 m
  - Intersected 48.0 m at 1.5 g/t Au from 35 m, including 16.0 m at 3.7 g/t Au from 67 m
  - Intersected 13.4 m at 3.4 g/t Au from 617.3 m, including 8.0 m at 4.9 g/t Au from 621 m
  - This drill hole only intersected a slide of the target. Future drilling should confirm full extend of this mineralized zone

Exploration Targets (non-NI 43-101 compliant)

Target Area	Tonnage (millions)	Grade (g/t Au)	Gold (000 oz)
Northeast Extension	4.0 – 6.0	1.40 – 2.50	180 – 482
Main Zone	25.0 – 35.0	1.30 – 1.50	1,045 – 1,688
Total	**29.0 – 41.0**		**1,225 – 2,170**



1200 Elev
800 Elev
Revised Section
400 Elev

Buckreef Gold Project

New Resource Model Demonstrates Underground Mine Potential

- The following are screen shots from rotating 3D images showing minor dislocation of mineralization by a late dyke
- This 3D model confirms that deeper extensions of mineralized zones are still intact as well as the best location for a Phase III hole below the dyke



Buckreef Gold Project

Mining Near-Surface, High-Grade Oxide Resources

- Oxide resources at the Buckreef Shear Deposit are best suited for treatment by a separate, smaller-scale plant
  - Oxide resources that are at or close to surface make up only 1% of the contained gold in the 2018 PFS open pit.
- Initial focus is to mine and stockpile up to 1 million tonnes from the proposed oxide pit
  - Oxide pit extends over a 37,000 m^2 area
  - 0.5 to 1.0 m of overburden (top soil) above oxide pit
  - Existing stockpiles of 120K tonnes at 1.86 g/t Au containing 7,161 oz Au
- Proposed plant will treat ~15 tph of ore
  - Flow sheet to include conventional gravity and cyanide leaching CIL with cyclones and centrifuges
  - Previous metallurgical testing indicates high recoveries

General arrangement for oxide pit


Leach pads
Rom pad
Public road
Starter pit clearance area
Waste dump
Topsoil dump

- 1.23 km from oxide pit to ROM pad
- 0.81 km from oxide pit to waste dump
- 0.72 km from oxide pit to topsoil dump

PFS open pit with near-surface oxide mineralization


N
125m


Targeted high-grade oxide ore for small-scale mining

Buckreef Gold Project

Progress for the Oxide OP Mining Operation

- Mining contract has been awarded and site development is well underway
  - Awarded through a public tender with local content rules. Adjudication results were approved by BGC Committee, the Board and by the Mining Commission
  - Contractor has commenced site preparations (roads, pads, etc.) and completed ROM pad for multiple ore stockpiles
  - Mining of overburden (topsoil) commenced on April 6, 2020
- Nesh-Mintech has been selected to construct a smaller plant using equipment that is already on site
  - This plant will be used for testing material handling and liquid densities in CIL tanks
  - Cold commissioning of test plant is planned by the end of April
- Targeting May 1, 2020 for initial gold production
- Following this testing period, the plant will be scaled up to 15 tph of capacity

ROM pad compacted



Site clearance





Stockpiles of oxide ore with previous plant site in the background



Buckreef Gold Project

Advancing Towards Feasibility

Grade Control Drilling

- Completed ~6,475 m of grade control RC drilling over the Phase I and II drill programs
- Grades from Phase I grade control drill program were 8% to 22% higher than the wider spaced resource model grades
- Phase III to include 5,000 m of drilling (50% completed) to refine mining schedule of oxide ore starter pit



Katoro - Rwamagaza Road
AIRSTRIP (To be shifted)
PHASE 3
PHASE 2
PHASE 1

Geotechnical Assessment of OP and UG Mining

- SGS Canada Inc. has completed a geotechnical assessment of the Buckreef Shear Deposit below the proposed open pit
- Evaluating amenability to bulk underground mining
  - Assessment of unsupported longhole longitudinal stopes with widths of 7.5, 10 and 12.5 m for both single and double, 25 m sub-level intervals

Metallurgical Testing

- SGS Canada Inc. has started testing several large samples of primary ore from the proposed PFS open pit
- Developing a new process flow sheet and the final feasibility plant design for processing primary ore below oxide mineralization



0.20 <= Au < 0.60
0.60 <= Au < 1.50
1.50 <= Au < 4.00
4.00 <= Au < 8.00
8.00 <= Au < 20.00
20.00 <= Au < 417.50

- **The upcoming feasibility study is expected to have at least double the throughput of the 1.5M tpy operation proposed in the 2018 PFS**

Comparable Company Analysis

Emerging Gold Producers

- Tanzanian Gold trades at an EV/resource multiple of just US$28/oz Au, which is 57% below the average of gold companies advancing permitted, construction-stage gold projects
- Excellent potential for a material re-rating as we execute our strategy of simultaneously growing resources, commencing oxide production and advancing towards an expanded feasibility study

EV/Resource Multiples of Companies with Permitted/Construction Stage Gold Projects

(in US$/oz AuEq)[1]



$186
$166
$163
$159
$156
$74
$74
$63
$49
$45
$28
$26
$25
$24
$21
$16
$13
$11
$6
Average = US$66
Mako
Emerald
WAF
NovaGold
Minera Alamos
Thor
Bluestone
Pure Gold
Rubicon
Sabina
Tanzanian Gold
Belo Sun
Orla
Midas
Cardinal
Integra
Orca
Orezone
Falco

1. Gold equivalent resources were calculated using spot metal prices as of April 18, 2020

Source: company reports. As of April 18, 2020

Why Tanzanian Gold?



Current Phase III drill program expected to substantially expand higher-grade underground mineable resources at depth

- Exploration target of 29M to 41M tonnes containing 1.2M to 2.2M oz Au
- Promising initial drill results (13.4 m at 3.4 g/t Au from 617.3 m)



Mining of high-grade oxide gold resources to begin in May 2020

- Site development is well advanced and mining/stockpiling of ore to begin shortly
- Small-scale pilot CIL process plant is being built at a modest capital cost, with plans to ramp up to 15 tpd (360 tpd) through the remainder of 2020



Upcoming feasibility study on a much larger gold operation

- To incorporate recently announced 109% increase in M&I open pit resources as well as a potential higher-grade underground mine following Phase III drilling
- Expected to be at least double the 1.5M tpy throughput in the 2018 PFS



Tanzanian Gold corporation

Investor Relations

investors@tangoldcorp.com
Michael Martin Investor Relations Manager
Email: M.Martin@tangoldcorp.com Phone: 1-860-248-0999

Buckreef Gold Project

Mineral Reserves by Deposit

NI 43-101 Compliant Reserve Estimate (as of June 26, 2018)[1]

Deposit	Category	Tonnes (000s)	Grade (g/t Au)	Contained (000 oz Au)
Buckreef	Proven	8,174	1.64	430
	Probable	8,174	1.40	368
	P&P reserves	**16,349**	**1.52**	**798**
Eastern Porphyry	Proven	79	1.17	93
	Probable	9,764	1.03	1,003
	P&P reserves	**1,056**	**1.04**	**1,096**
Tembo	Proven	-	-	-
	Probable	70	2.35	5
	P&P reserves	**70**	**2.35**	**5**
Bingwa	Proven	1,098	2.39	84
	Probable	510	1.30	21
	P&P reserves	**1,608**	**2.04**	**106**
Grand Total	**Proven Stockpiles**	**120**	**1.86**	**7**
	Proven	**9,352**	**1.72**	**517**
	Probable	**9,731**	**1.36**	**426**
	P&P reserves	**19,203**	**1.54**	**951**

1. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of June 26, 2018. Based on following assumptions:
   - Pit shell based on a US$1,300/oz gold price and a 0.38 g/t Au cut-off grade
   - Mining, processing and labour costs of US$19.00, US$10.24 and US$1.98 per tonne of ore
   - Recoveries of 92.3% for oxide material and 85.0% for sulphide material

Buckreef Gold Project

Mineral Resources by Deposit

NI 43-101 Compliant Resource Estimate for the Buckreef Shear Zone (0.4 g/t Au cut-off)[1]

Category	Tonnes	Grade (g/t Au)	Contained (oz Au)
Measured	35,871,600	1.74	2,010,780
Indicated	10,010,350	1.03	331,870
M&I	45,881,950	1.59	2,342,650
Inferred	9,926,300	0.63	39,190

NI 43-101 Compliant Resource Estimate for the Other Deposits (0.50 g/t Au cut-off)[2]

Deposit	Category	Tonnes (millions)	Grade (g/t Au)	Contained (oz Au)
Eastern Porphyry	Measured	0.09	1.20	3,366
	Indicated	1.02	1.17	38,339
	M&I	1.10	1.18	41,705
	Inferred	1.24	1.39	55,380
Tembo	Measured	0.02	0.99	531
	Indicated	0.19	1.77	10,518
	M&I	0.20	1.70	11,048
	Inferred	0.27	1.92	16,461
Bingwa	Measured	0.90	2.84	82,145
	Indicated	0.49	1.48	23,331
	M&I	1.39	2.36	105,477
	Inferred	0.22	1.49	10,541
All Deposits	**M&I**	**48.57**	**1.60**	**2,501**
	Inferred	**11.66**	**0.32**	**122**

1. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of March 16, 2020. Notes and key assumptions are as follows:
   - Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
   - All resources below 540mRL classified as inferred resources
   - Estimates over variable widths of 3m to 40m
   - Bulk Density ranges 2.0g/cm^3 to 2.8g/cm^3
2. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of June 26, 2018

Buckreef Gold Project

Buziba Project

- Located 25 km east of the Buckreef Project in the Geita district
- Single prospecting license that covers 5.3 km^2
- Gold mineralization is associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries
- Gold mineralization extends over an irregular shaped, up to 200 m thick E-W trending zone with a strike length of over 2,500 m and depth of 230 m
- Metallurgical test work indicates that ore is amenable to gravity and CIL processing
- Application has been submitted to convert to a Mining License

NI 43-101 Compliant Resource Estimate for the Buziba Deposit (0.5 g/t Au cut-off)[1]

Category	Tonnes (millions)	Grade (g/t Au)	Contained (oz Au)
Indicated	35.27	1.04	1,179,000
Inferred	14.35	0.90	415,000

1. Prepared by independent technical advisor Venmyn Deloitte with an effective date of February 24, 2014. Notes and key assumptions are as follows:
   - Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
   - Estimates over variable widths of 1m to 40m
   - Bulk Density ranges 2.0 g/cm³ to 2.8 g/cm³



BUCKREEF MINING AREA (BRMA)
Buckreef
Eastern Porphyry
BUCKREEF PROSPECT
Bingwa
Rwamagaza Village
Tembo
0
Scale
5km
N
BUZIBA-BUSOLWA MINING AREA (BZMA)
Nyarugusu Village
BUZIBA PROSPECT
Buziba
Buzolwa
BUZOLWA PROSPECT

Other Projects

Project	Itetemia	Kigosi	Luhala
Ownership	• 90% Tanzanian Gold • 10% STAMICO, with right to acquire additional 20% by meeting 20% of development costs to production	• 85% Tanzanian Gold • 15% STAMICO	• 100% Tanzanian Gold
Location	• 90 km SW of Mwanza in northern Tanzania • PL covering 13.37 km^2 • Borders Barrick's Bulyanhulu mine	• 175 km south of Mwanza in the Lake Victoria Goldfields • Prospecting License covering 61.98 km^2	• 75 km south of Mwanza in the Lake Victoria Goldfields • PL covering 3.45 km^2
Geology & Mineralization	• On the Sukumaland Greenstone Belt with similar geology as the Lake Victoria Goldfields • Primary Golden Horseshoe Reef deposit hosts a steeply dipping (70° to 80°), 8 to 20 m thick silicified shear zone that extends over a 600 m strike length from surface to a depth of 650 m	• Within the Kigosi-Miyabi and Ushirombo greenstone belts • Four structurally reef deposits	• Gold mineralization is hosted in five anomalous hilltops • Stratabound shear-zone hosted gold mineralization within a distinct unit of felsic rocks

Zone	Length (m)	Width (m)	Depth (m)
Luhwaika Main	1,902	3.55	416
Luhwaika West	540	4.24	232
Igunda A	540	2.80	190
Igunda B	538	1.14	167

Resource Estimates

- Itetemia: NI 43-101 compliant as of Jan 31, 2012 at a 1.0 g/t Au cut-off grade
- Kigosi: Historical SAMREC compliant resource estimate (Sept 1, 2009)
- Luhala: NI 43-101 compliant as of Jan 31, 2012 at a 1.0 g/t Au cut-off grade

Category	Itetemia Tonnes	Itetemia Grade (g/t Au)	Itetemia Contained (oz Au)	Kigosi Tonnes	Kigosi Grade (g/t Au)	Kigosi Contained (oz Au)	Luhala Tonnes	Luhala Grade (g/t Au)	Luhala Contained (oz Au)
M&I	2,799,000	2.96	266,000	12,859,909	0.99	408,091			
Inferred	1,433,000	3.39	156,000				1,870,000	1.87	112,000

Project	Itetemia	Kigosi	Luhala
Development Potential	• A 2010 PEA demonstrated potential for a small-scale open pit mine	• Only 1.9 km of the known 5 km strike have been drilled • Msonga Prospect is a 7 km long gold-in-soil anomaly	• Full potential of the Luhala deposit has not been adequately tested
Ongoing Developments	• Commenced process to convert into a Mining License on Nov 4, 2015 • Company never received feedback from the Ministry of Mines or Mining Commission • Application was arbitrarily cancelled by the Mining Commission • Company has initiated a formal appeal to reverse the decision	• Area remains subject to a Game Reserve Declaration Order • President of Tanzania recently commented on new actions to allow villagers extended land on these reserves for agriculture/mining • Mining Commission recently assumed control of the project. Company is in discussions with the government to determine what has taken place and for a resolution	• Company is in the process of selecting a consultant to carry out a feasibility study on the deposit • Updated resource and economic study will be used for filing for a Mining License